Exhibit 16.1

May 14, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

On May 13, 2020, we were informed of our dismissal as the independent registered public accounting firm for ARC Group, Inc. (the “Company”).

We have read the statements made by the Company under Item 4.01 of its Form 8-K dated March 24, 2020, and are in agreement with the such statements, insofar as they pertain to our firm, except that we are not in a position to agree or disagree with the Company’s statement that the dismissal of Eide Bailly LLP was approved by the board of directors of the Company.

We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

/s/ Eide Bailly LLP

Eide Bailly LLP

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